Exhibit 6.4

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”), entered into on January 1, 2022 (the “Effective Date”), is made by and between Ohanae, Inc., a Delaware corporation (the “Company”), and Gregory Hauw Keng Sin, an individual residing at 29 Adam Road, Suite 04-04, Singapore 289901 (the “Employee”).

RECITALS

WHEREAS, the Company desires to employ the Employee on the terms and subject to the conditions set forth herein; and

WHEREAS, the Employee desires to be employed by the Company on such terms and conditions; and

WHEREAS, in order to effectuate such intentions, the Company and the Employee previously entered into that certain Services Agreement, dated as of January 1, 2020 (the “Services Agreement”), providing for the Employee’s provision of services to the Company as its President and Chief Executive Officer; and

WHEREAS, the Company and the Employee intended to enter into an employment agreement instead of the Services Agreement, and accordingly desire to terminate the Services Agreement in its entirety and enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below the parties hereto agree as follows:

1.             Termination of Services Agreement and Release. Effective immediately upon execution of this Agreement, the Services Agreement is hereby terminated and of no further force or effect. Neither the Company nor the Employee shall have any further right, liability, duty or obligation under the Services Agreement. Each of Employee and Company hereby release and forever discharge the other, and, with respect to the Company, its officers, directors, employees, agents and representatives, from any and all claims, liabilities, suits or damages arising or in any way related to the Services Agreement and agree not to commence any such suit or action or make any such claim against the other party in connection therewith.

2.	Employment.

(a)            In General. The Company shall employ the Employee and the Employee shall enter the employ of the Company, for the period set forth in Section 2(b), in the position set forth in Exhibit A hereto, and upon the other terms and subject to the conditions herein provided.

(b)           Term of Employment. The term of employment under this Agreement (including any extensions thereof, the “Term”) shall be for the period beginning on the Effective Date and ending on December 31, 2028, unless earlier terminated in accordance with the terms of this Agreement.

(c)             Position and Duties. During the Term, the Employee shall serve in the position designated in Exhibit A, or in such other position(s) as the Company may assign. The Employee will at all times, faithfully and to the best the Employee’s ability, perform all duties that may be required of the Employee by virtue of the Employee’s position and shall devote all of his working time and attention to the performance of his duties hereunder, and as from time to time required by the Company. The Employee shall perform his duties and obligations hereunder from Singapore, New York, or such other location(s) as the Company’s Board of Directors may agree.

(d)            Non-Competition and Non-Solicitation. With the execution of this Agreement, the Employee hereby agrees to be bound to the terms and conditions set forth on Exhibit B hereto (the “Non- Competition and Non-Solicitation Terms”). The Non-Competition and Non-Solicitation Terms shall survive the expiration or other termination of this Agreement or the Term, as more particularly set forth on Exhibit B.

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3.	Compensation and Related Matters.

(a)            Annual Base Salary. For each Company fiscal year during the Term, the Employee shall receive a base salary (the “Annual Base Salary”) as set forth on Exhibit A hereto, which will be payable in accordance with the terms set forth on Exhibit A hereto.

(b)            Other Compensation. The Employee will also be entitled to the other compensation specified on Exhibit A hereto.

(c)            Benefits. The Employee acknowledges that at present, the Company does not maintain any medical insurance plan or other employee benefit plans, programs or arrangements. As and when the Company establishes employee benefit plans, programs or arrangements, the Employee will be entitled to participate in them on the same terms as other similarly situated Employees, on the terms and subject to the conditions of any such plans.

(d)            Vacation; Personal Days. During the Term, the Employee shall be entitled to the number of paid vacation days per year specified in Exhibit A hereto, which shall accrue and be earned ratably on a monthly basis during the Term, provided, however, unless specified in the Company’s vacation policy in effect from time to time or otherwise agreed to by the Company, any allotted vacation time which has not been used in any calendar year may not be carried over to the next ensuing year. Personal days shall be provided in accordance with Company policy in effect from time to time.

(e)            Expenses. The Company shall reimburse the Employee for expenses incurred by the Employee in the performance of his duties to the Company that are described on Exhibit A hereto, in accordance with the Company’s applicable expense reimbursement policies and procedures.

4.              Termination. The Employee’s employment hereunder may be terminated by the Company or the Employee, as applicable, under the following circumstances:

(a)	Circumstances for termination.

(i)             For Cause. The Company may terminate the Employee’s employment hereunder for “Cause” (as defined below) upon the delivery to the Employee of notice thereof.

(ii)            Termination on Notice. Either party may terminate the Employee’s employment without cause or reason upon not less than 30 days’ prior written notice to the other.

(iii)            Death. The Employee’s employment hereunder shall terminate upon his death.

(iv)           Disability. If the Employee incurs a Disability (as defined below), the Company may give the Employee written notice of its intention to terminate the Employee’s employment. In that event, the Employee’s employment with the Company shall terminate effective on the later of the 30th day after receipt of such notice by the Employee or the date specified in such notice.

“Disability” shall mean the Employee’s incapacity due to reasonably documented physical or mental illness that shall have prevented the Employee from performing his duties for the Company on a full-time basis for more than 180 days, whether or not consecutive, within any 12-month period.

“Cause” shall mean, as determined by the Board of Directors of the Company in its sole discretion, any of: (i) fraud, embezzlement or theft by the Employee against the Company or any of its affiliates; (ii) the Employee’s conviction of, or guilty or no contest plea to, a felony, serious misdemeanor, crime involving moral turpitude, or other offense involving fraud or dishonesty, or other conviction of or guilty or no contest plea to any act or thing which may bring discredit or disrepute to the Company; (iii) willful nonperformance by the Employee of his material duties under this Agreement and failure to remedy such nonperformance within ten (10) business days following written notice from the Company identifying the nonperformance; (iv) the Employee’s commission of an act of gross negligence, engagement in willful misconduct or otherwise acting with willful disregard for the Company’s and its affiliates’ best interests; or (v) the Employee’s breach of any fiduciary or other legal obligation owed to the Company and its affiliates, or a material violation of any material Company policy.

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(b)            Notice of Termination Pursuant to Section 4(a)(ii). In the event that either party delivers a notice of termination to the other pursuant to Section 4(a)(ii), the Company may, in its sole discretion, direct the Employee immediately to return to the Company all Company property and not to return to the Company’s offices, and continue to pay the Employee’s Annual Base Salary through the Date of Termination; provided, however, that in the event that the Employee has delivered such notice, the Company may accelerate the termination date stated in such notice to a date that is not less than 30 days after the date of the Employee’s notice and such accelerated date will be the Date of Termination.

(c)            “Date of Termination” shall mean (i) if the Employee’s employment is terminated for Cause pursuant to Section 4(a)(i), the date on which notice thereof is delivered to the Employee; (ii) if the Employee’s employment is terminated pursuant to Section 4(a)(ii), the date indicated in the notice of termination or specified by the Company pursuant to Section 4(b); (iii) if the Employee’s employment is terminated by his death, the date of the Employee’s death; or (iv) if the Employee’s employment is terminated due to his Disability, the date determined pursuant to Section 4(a)(iv).

5.	Company Obligations Upon Termination of Employment.

(a)           Entitlement Upon Termination. Upon a termination of the Employee’s employment under Section 4, the Employee (or the Employee’s estate or other legal representative) shall be entitled to receive the sum of: (i) the Employee’s Annual Base Salary and prorated annual Performance Bonus amount through the Date of Termination not theretofore paid; (ii) any expenses owed to the Employee under Section 3(e) through the Date of Termination; and (iii) any amount arising from the Employee’s participation in, or benefits under, any employee benefit plans, programs or arrangements accrued through the Date of Termination, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements.

(b)            Additional Entitlement Upon Termination By Company Without Cause. In the event Employee’s employment is terminated by the Company without Cause, in addition to the entitlements set forth in Section 5(a) hereof, and conditioned upon Employee’s execution of a general release in favor of the Company in such form as may be acceptable to the Company, the Employee may elect to receive, as additional consideration: (x) the immediate vesting of any issued but unvested Company stock options; (y) twenty-four (24) months of continued participation in the Company’s employee benefit plans, programs or arrangements, to the extent any such plans, programs or arrangements are in place at the time of Employee’s termination of employment hereunder; and (z) a lump sum payment equal to three years of the highest annual based salary and annual performance incentive bonus. Further, if terminated by the Company without Cause, Employee may, but shall not be required to, sell back any portion or all shares of Company common stock held by him to the Company at fair market value as of the Date of Termination.

(c)	Application of Section 409A.

(i)             This Agreement shall be interpreted to avoid any penalty sanctions under section 409A of the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder (“Section 409A”). If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A, then such benefit or payment shall be provided in full (to extent not paid in part at earlier date) at the earliest time thereafter when such sanctions shall not be imposed. For purposes of Section 409A, all payments to be made upon a termination of employment under this Agreement may only be made upon the Employee’s “separation from service” (within the meaning of such term under Section 409A), each payment made under this Agreement shall be treated as a separate payment, and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. In no event shall the Employee, directly or indirectly, designate the fiscal year of payment, except as permitted under Section 409A.

(ii)            All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (A) any reimbursement shall be for expenses incurred during the Employee’s lifetime (or during a shorter period of time specified in this Agreement), (B) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (C) the reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the year in which the expense is incurred and (D) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

6.              Employee's Representations and Warranties. The Employee represents and warrants that the execution and delivery of this Agreement and the fulfillment of its terms: (a) will not constitute a default under or conflict with any agreement or other instrument to which he is a party or by which he is bound; and (b) do not require the consent of any person or entity. Further, with respect to any past engagement of the Employee with third parties and with respect to any permitted engagement of the Employee with any third party during the term of his engagement with the Company (for purposes hereof, such third parties shall be referred to as “Other Employers”), the Employee represents, warrants and undertakes that: (a) his engagement with the Company is not, and will not be, in breach of any of his undertakings toward Other Employers, and (b) he will not disclose to the Company, nor use, in provision of any services to the Company, any proprietary or confidential information belonging to any Other Employer.

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7.              Assignment and Successors. The Company may assign its rights and obligations under this Agreement to any entity which is a successor to all or substantially all the assets of the Company, by merger or otherwise. This Agreement shall be binding upon and inure to the benefit of the Company, the Employee and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable.

8.              Governing Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with the substantive laws of the State of New York, without reference to the principles of conflicts of law thereof or any other jurisdiction.

9.              Notices. Any notice, request, claim, demand, document and other communication hereunder to any party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by e-mail, overnight courier or certified or registered mail, postage prepaid, to the following address (or at any other address as any party shall have specified by notice in writing to the other party):

(a)	If to the Company:

Ohanae, Inc.

Attn: Janice Chan

54 West 40th Street

New York, NY 10018

E-mail:

(b)	If to the Employee, at the address set forth on Exhibit A hereto.

10.            Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which together will constitute one and the same Agreement. Facsimile, documents executed, scanned and transmitted electronically and electronic signatures shall be deemed original signatures for purposes of this Agreement and all matters related thereto, with such facsimile, scanned and electronic signatures having the same legal effect as original signatures.

11.            Entire Agreement. This Agreement, together with the Exhibits appended hereto, contains all of the understandings and representations between the Employee and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

12.            Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by the Employee and the Company. By an instrument in writing similarly executed, the Employee or the Company may waive compliance by the other party or parties with any provision of this Agreement that such other party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

13.            Construction. This Agreement shall be deemed drafted equally by both parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (a) the plural includes the singular and the singular includes the plural; (b) “or” is used both conjunctively and disjunctively; (c) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (d) “includes” and “including” are each “without limitation”; (e) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

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14.            Enforcement. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

15.            Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold.

16.            Employee Acknowledgement. The Employee acknowledges that he has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on his own judgment.

17.            Survival. The expiration or termination of the Term shall not impair the rights or obligations of any party hereto, which shall have accrued prior to such expiration or termination.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

COMPANY:

OHANAE, INC.

/s/

Janice Chan

Head of Operations

EMPLOYEE:

/s/

Gregory Hauw Keng Sin

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Exhibit A

Specific Terms of Employment

Name of Employee:	Gregory Hauw Keng Sin
Address of Employee:
Position in the Company:	President & CEO of the Company.
Annual Base Salary:

Employee shall be paid an Annual Base Salary equal to USD $240,000, payable in equal monthly installments (each such payment, a “Monthly Salary Payment”) on the last business day of each calendar month. The Annual Base Salary is subject to annual increases by the Board of Directors (or a duly formed compensation committee thereof) in its discretion.

Other Compensation:

Stock Options: Upon the completion of the first private placement round of financing that occurs after the Effective Date, the Employee shall be issued options to purchase up to 1,000,000 shares of the Company’s common stock on a fully diluted basis, such options to vest according to a schedule to be determined by the Company’s Board of Directors. Depending on the date of completion of such round of financing, a percentage of such options may vest immediately upon issuance, in such amount and at the sole discretion of the Company’s Board of Directors.

Performance Bonus: The Employee will be awarded an annual performance bonus (the “Performance Bonus”) based upon the Company’s achievement of certain revenue and net income performance targets, to be determined annually by the Company’s Board of Directors.

Reimbursable Expenses

Employee shall be entitled to reimbursement of the following expenses during the Term of the Agreement:

New York Office Expenses: Subject in each case to the Company’s reimbursement policy and such budgets and spending guidelines established by the Company’s the Board of Directors, the Company will reimburse the Employee for all reasonable travel, accommodation, meals, and entertainment expenses incurred by Employee in the course of performance of his obligations hereunder performed out of the Company’s New York office.

Car Allowance: Company will reimburse Employee up to USD$3,000 per month for car-related expenses, to be paid in accordance with Company policy.

Phone and Mobile Device Allowance: Company will reimburse Employee for all reasonable telephone and mobile device costs and fees incurred in connection with Employee’s employment hereunder, to be paid in accordance with Company policy.

Paid Vacation Days Per Year:

18 working days.

If Employee is unable for any reason to take the total amount of authorized vacation time during any year, he may accrue that time and add it to vacation time for the following year or may receive a cash payment in an amount equal to the amount of annual salary attributable to that period. Any accrued vacation time must be used no later than the year following the period it is earned. If any unused vacation time that has been accrued is not used up in the year following the accrual, Employee shall no longer be entitled to accrue vacation time until the previous accrual has been used.

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Exhibit B

Non-Competition and Non-Solicitation Terms

As used in this Exhibit B, the term “Company” shall include the Company, its related entities and any of its direct or indirect subsidiaries or affiliates.

1.              During the Term of this Agreement and until the Date of Termination, the Employee shall not (without the Company’s prior written consent) be directly or indirectly engaged or interested in any capacity in any other business trade, occupation or employment with any person other than the Company.

2.              The Employee shall not, during the Term and until one (1) year after the Date of Termination:

2.1            Persuade or attempt to persuade any potential customer or client (a) to which the Company has made a presentation, or (b) with which the Company has been in negotiations or having discussions, (i) not to conduct business with or hire the Company or (ii) to deal with or hire a company other than the Company; or

2.2            for himself or any person other than the Company the business of any supplier, customer or client of the Company, including any party that was the Company’s supplier, customer or client within one (1) year prior to the Date of Termination; or

2.3            Persuade or attempt to persuade any employee of the Company, including any party who was an employee during the one (1) year prior to the Date of Termination, to (a) leave the Company’s employ, or (b) become employed by any party other than the Company.

3.              During the Term and for the periods described in the penultimate sentence of this Section 3, the Employee (a) will receive and hold all Confidential Information (as defined below) and Trade Secrets (as defined below) in trust and in strictest confidence, (b) will protect the Confidential Information and Trade Secrets from disclosure and will in no event take any action causing, or fail to take any action reasonably necessary to prevent, any Confidential Information or Trade Secrets to lose their respective character as such, (c) will not, directly or indirectly, use or assist others to use any Confidential Information to the detriment of the Company, any business or the interests of any such entity, and (d) except as required by the Employee’s duties in the course of his employment by the Company, by applicable law, or as compelled by any legal, administrative or investigative proceeding before any court, or any governmental or regulatory authority, agency or commission, will not, directly or indirectly, use, disseminate or otherwise disclose any Confidential Information or Trade Secrets to any third party without the prior written consent of the Company, which may be withheld in the Company’s absolute discretion. The provisions of this Section 3 shall survive the Date of Termination (x) for a period of two (2) years with respect to Confidential Information, and (y) with respect to Trade Secrets, for so long as any such information qualifies as a Trade Secret under applicable law. The terms and conditions of this Agreement shall remain strictly confidential, and the Employee hereby agrees not to disclose the terms and conditions hereof to any person or entity, other than immediate family members, legal advisors or personal tax or financial advisors.

As used herein, “Confidential Information” means confidential data and confidential information relating to the business of the Company (that does not rise to the status of a Trade Secret under applicable law) that is or has been disclosed to the Employee or of which the Employee became aware as a consequence of or through his employment with the Company and that has value to the Company and is not generally known to any of their respective competitors. Confidential Information does not include any data or information that (a) has been voluntarily disclosed to the general public by the Company (other than by any act or omission of Employee in breach of this Agreement), or (b) otherwise enters the public domain through lawful means. “Trade Secrets” means information of any of the Company including, but not limited to, technical or non-technical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans, business plans or lists of actual or potential customers or suppliers that (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

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4.              The Employee acknowledges and agrees that the Company would not have an adequate remedy at law in the event any of the provisions of this Exhibit B are not performed in accordance with their specific terms, are breached or are threatened to be breached. Accordingly, the Employee agrees that the Company shall be entitled, in addition to any other rights and remedies which may be available to it, to an injunction or injunctions to prevent breaches of this Exhibit B and to enforce specifically the terms and provisions thereof in any action instituted in any court of competent jurisdiction, and without any requirement to post a bond or other security.

5.              The Employee acknowledges that the restrictions contained in this Exhibit B are reasonable and necessary to protect the legitimate interests of the Company. The Employee acknowledges that any violation of the terms of this Exhibit B will result in irreparable injury to the Company and agrees that the Company shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages or posting a bond or other security, as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of the terms of this Exhibit B, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled. Without limiting the generality of the foregoing, the applicable period under this Exhibit B shall be extended for an additional period equal to any period during which the Employee is found by a court of competent jurisdiction to be in breach of his obligations under this Exhibit B.

6.              In the event that any covenant contained in this Exhibit B should be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable law. The covenants contained in this Exhibit B and each provision thereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

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